Exhibit 99.1

9M 2021 Results Release Paris, Thursday, 21 October 2021

TECHNIP ENERGIES FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2021

–	9M Adj. Revenue growth of 11% Y/Y; Adj. recurring EBIT margin 6.3%
–	Updated guidance: Adj. Revenue €6.5 - 6.8bn; Adj. recurring EBIT margin at least 6%
–	Free cash flow of €778m for first nine months; €439m in third quarter
–	Strategic energy transition positioning while delivering today’s energy market needs
–	Further diversification of shareholder base; HAL Investments acquiring a 9.9% stake

Paris, Thursday 21, October 2021 – Technip Energies (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces its unaudited financial results for the first nine months of 2021.

Arnaud Pieton, CEO of Technip Energies, on 9M 2021 results and FY 2021 outlook:
“Third quarter revenues confirm a strong year-to-date trajectory, where, despite the ongoing logistical and pandemic-related challenges, we continued to reach notable milestones, including first module deliveries on Arctic LNG2. Overall, we achieved double-digit revenue growth over the prior year, while delivering resilient margins and robust free cash flows”.

“Recent volatility in global commodity markets highlights the need for continued investment in the cleanest traditional fuels, while alternative energy sources are being developed and scaled. Orders in the third quarter consisted mostly of services and studies, notably in the decarbonization domain. Furthermore, we observe growing customer confidence to sanction projects, which should drive continued momentum in 2022”.

“Technip Energies is a trusted partner for technology development, scale-up and integration. We collaborate with our clients to deliver decarbonization and help achieve their net-zero goals. In the third quarter we established several strategic partnerships to develop intellectual property for low-carbon solutions and to drive Energy Transition in key regions for the company. These will deliver business opportunities in the coming years.”

“Recent customer engagement confirms that our four-pillar strategy - consisting of LNG, decarbonization, sustainable chemistry and carbon-free energy solutions - is very well aligned with current and future energy market trends. We believe that our technical differentiation and front-end engagement strategy will allow us to selectively capture those opportunities that will consistently deliver strong financial results to our shareholders in the medium-to-long term”.

Key financials – Adjusted IFRS

(In € millions)	9M 2021	9M 2020
Revenue	4,909.9	4,414.5
Recurring EBIT	307.5	246.4
Recurring EBIT Margin %	6.3%	5.6%
Net profit¹	159.7	146.3
Diluted earnings per share²	0.88	0.81

Order Intake	8,404.1	1,576.5
Backlog	16,464.2	11,681.4
Financial information is presented under an adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.
¹ Net profit attributable to Technip Energies Group. 9M 2020 Net profit benefited from favorable litigation settlement of €102.9 million.
² 9M 2021 diluted earnings per share has been calculated using the weighted average number of outstanding shares of 181,903,344.

9M 2021 Results Release Paris, Thursday, 21 October 2021
Key financials - IFRS

(In € millions)	9M 2021	9M 2020
Revenue	4,750.0	4,219.4
Net profit¹	167.9	149.8
Diluted earnings per share²	0.92	0.83
¹ Net profit attributable to Technip Energies Group.
² 9M 2021 diluted earnings per share has been calculated using the weighted average number of outstanding shares of 181,903,344.

FY2021 Guidance – Adjusted IFRS

Revenue	€6.5 – 6.8 billion (prior guidance: €6.5 – 7.0 billion)
Recurring EBIT margin	At least 6.0% (prior guidance: 5.8% - 6.2%) (excl. one-off separation cost of €30 million)
Effective tax rate	30 – 35%
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

Conference call information

Technip Energies will host its 9M 2021 results conference call and webcast on Thursday, 21 October 2021 at 13:00 CET. Dial-in details:

France:	+33 1 76 70 07 94
United Kingdom:	+44 (0) 2071 928000
United States:	+1 631 510 74 95
Conference Code:	8339559

The event will be webcast simultaneously and can be accessed at:
https://edge.media-server.com/mmc/p/uiozr7hx

Contacts

Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 3429 3929	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.

9M 2021 Results Release Paris, Thursday, 21 October 2021
Operational and financial review
Backlog, Order Intake and Backlog Scheduling

Adjusted Order Intake for 9M 2021 of €8,404.1 million (Q3 2021: €540.6 million), equating to a book-to-bill of 1.7. Orders in the third quarter consisted mostly of services, studies and smaller projects, including a PEM-based hydrogen project for NTPC. First half orders benefited from a large petrochemical contract with Indian Oil Corporation and two contracts for Neste for development of its Rotterdam Renewables Production Platform in the second quarter, as well as the major award for the Qatar North Field Expansion in the first quarter. Trailing 12-months book-to-bill was 1.7.

Adjusted backlog increased 41% year-on-year to €16,464.2 million, equivalent to 2.7x 2020 Adjusted Revenue.

(In € millions)	9M 2021	9M 2020
Adjusted Order Intake	8,404.1	1,576.5
Projects Delivery	7,478.3	693.7
Technology, Products & Services	925.8	882.8
Adjusted Backlog	16,464.2	11,681.4
Projects Delivery	15,342.0	10,624.0
Technology, Products & Services	1,122.2	1,057.3
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
Adjusted Backlog at 9M 2021 benefited from a foreign exchange impact of €254.9 million.

The table below provides estimated backlog scheduling as of September 30, 2021.

(In € millions)	2021 (3M)	FY 2022	FY 2023+
Adjusted Backlog	1,690.2	6,173.2	8,600.8

Company Financial Performance
Adjusted Statement of Income

(In € millions)	9M 2021	9M 2020	% Change
Adjusted Revenue	4,909.9	4,414.5	11%
Adjusted EBITDA	389.5	320.5	22%
Adjusted recurring EBIT	307.5	246.4	25%
Non-recurring-items	(31.1)	6.5	N/A
EBIT	276.5	253.0	9%
Financial income (expense), net	(18.5)	(19.4)	(5%)
Profit (loss) before income taxes	257.9	233.6	10%
Provision (benefit) for income taxes	(87.8)	(78.8)	11%
Net profit (loss)	170.1	154.8	10%
Net (profit) loss attributable to non-controlling interests	(10.4)	(8.5)	23%
Net profit (loss) attributable to Technip Energies Group	159.7	146.3	9%

9M 2021 Results Release Paris, Thursday, 21 October 2021
Business highlights
Projects Delivery – Adjusted IFRS

(In € millions)	9M 2021	9M 2020	% Change
Revenue	3,995.5	3,605.1	11%
Recurring EBIT	254.7	233.6	9%
Recurring EBIT Margin %	6.4%	6.5%	(10 bps)
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

9M 2021 Adjusted Revenue increased year-on-year by 11% to €4.0 billion. This growth was achieved despite the challenging backdrop related to the pandemic, which included restrictions in key areas of operation, as well as constraints around logistics. The continued activity increase on Arctic LNG 2, combined with the ramp-up of recently awarded LNG projects, more than offset lower contributions from maturing downstream and petrochemical projects in the Americas, Middle East and India.

9M 2021 Adjusted Recurring EBIT increased year-on-year by 9% to €254.7 million. Adjusted Recurring EBIT margin slightly declined by 10 basis points to 6.4% largely due to growth in revenues from major projects in an early stage and corporate costs that have been more fully allocated to the operating segment. This was partially offset by projects in completion phase in the Middle East and Europe and a lower indirect cost base overall. For 2021, direct expenses relating to COVID-19 were absorbed within Adjusted Recurring EBIT (in 2020 COVID-19 expenses were excluded from Adjusted Recurring EBIT).

Q3 2021 Key operational milestones
(Reference H1 2021 and Q1 2021 press releases for first half milestones)

Arctic LNG 2 Project (Russian Federation)
•	Successfully loaded, shipped and delivered as planned the first modules for Train 1.

Bapco Refinery expansion (Bahrain)
•	Over 75% of equipment installed (in weight) at site; construction progress close to 50%.

Eni Coral Sul FLNG (Mozambique)
•	Offshore mooring pre-laying campaign completed in September.

MIDOR Refinery Expansion Project (Egypt)
•	Achieved successful completion of Overall Refinery Shutdown Works.

9M 2021 Results Release Paris, Thursday, 21 October 2021
Q3 2021 Key commercial highlights
Technip Energies Awarded India’s Largest PEM Based Hydrogen Project by NTPC (India)*
•	An Engineering, Procurement, Construction and Commissioning (EPCC) contract for a Proton Exchange Membrane (PEM) based Hydrogen Generation Plant project at Vindhyachal, Madhya Pradesh, India.
•
The EPCC contract covers the delivery of a 5 MW Hydrogen Generation Plant using PEM Electrolysis technology at a Super Thermal Power station.This project is suited for a large scale green hydrogen production facility as power to Electrolyzer can be replaced with renewable electricity in the future.
*This project was announced in October 2021, but is included in Q3 2021 Adjusted Order Intake.

Technology, Products & Services (TPS) – Adjusted IFRS

(In € millions)	9M 2021	9M 2020	Change
Revenue	914.4	809.4	13%
Recurring EBIT	78.8	61.1	29%
Recurring EBIT Margin %	8.6%	7.5%	110bps
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

9M 2021 Adjusted Revenue increased year-on-year by 13% to €914.4 million, driven by growth in services and Process Technology activity including licensing, proprietary equipment (notably for PBAT, a biodegradable polymer, and ethylene), and Sustainable Chemistry, as well as Loading Systems which continues to benefit from a sustained period of strong order intake.

9M 2021 Adjusted Recurring EBIT increased year-on-year by 29% to €78.8 million. Adjusted Recurring EBIT margin increased year-on-year by 110 basis points to 8.6%, benefiting from higher activity levels and revenue contribution from Process Technology and services, as well as growth in aftermarket services for Loading Systems including repair and revamp work.

Q3 2021 Key operational highlights
(Reference H1 2021 and Q1 2021 press releases for first half milestones)

Carbios demonstration plant (France)
•	Inauguration of demonstration plant for Carbios’s enzymatic PET recycling process where Technip Energies provided process development and industrialization services.

Clariant joint development agreement for state-of-the-art production of acrylonitrile (USA)
•	The acrylonitrile pilot plant has successfully completed several demonstration runs at our Weymouth laboratory, Boston.

Bora LyondellBasell Petrochemical Co. Ltd.’s ethylene plant (China)
•	Performance guarantees reached at the 1,000kta liquid ethylene plant. Technip Energies provided the proprietary technology and process design for the facility.

KOC frame agreement (Kuwait)
•	Kicked-off new FEEDs; building and strengthening long-term relationship under the frame agreement.

9M 2021 Results Release Paris, Thursday, 21 October 2021
Q3 2021 Key commercial highlights
Exclusive joint development agreement with Siemens Energy
•	The companies will jointly develop, commercialize, and license the Rotating Olefins Cracker (ROC) technology to decarbonize olefin production processes.

Technical Cooperation Agreement with TotalEnergies
•	Under the agreement, the companies will jointly develop low-carbon solutions for LNG production and offshore facilities to accelerate the energy transition.

Memorandum of Understanding with National Petroleum Construction Company, NPCC
•	A joint venture will be created between the two companies focused on energy transition in the United Arab Emirates and other countries in the MENA region.

Cooperation agreement with State Oil Company of Azerbaijan Republic, SOCAR
•
Agreement to study sustainability measures in ~~the~~ offshore upstream activities, including CO2 emission reduction and improvement of power efficiency. The companies will also evaluate a joint pilot project for offshore energy production on a floating wind turbine.

October 2021
Strategic alliance with TÜV Rheinland signed
•	This 5-year alliance will offer Project Management Consulting Services to clients in the infrastructure, energy, chemicals and mining & metals industries.

Technip Energies and Shell Catalysts & Technologies test latest Cansolv* CO2 Capture technology improvements
•	Jointly developed improvements on the Cansolv CO2 Capture technology are being tested in a pilot plant campaign at Fortum Oslo Varme’s Klemestrud Waste to Energy plant.
*Cansolv is a Shell group trademark.

Corporate and Other items
Corporate costs for the first nine months of the year, excluding non-recurring items, were €26.0 million, benefiting from a fuller allocation to the operating segments. This compares to €48.2 million in the prior year period. 9M 2020 combined statement of income was also impacted by foreign exchange impact allocated to Technip Energies. Foreign exchange for 9M 2021 was a positive impact of €1.8 million.

Net financial expense was €18.5 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, higher interest expense associated under the bridge facility, partially offset by interest income from cash on deposit.

Effective tax rate for the first nine months of the year was 34.1%.

Non-recurring expenses for the first nine months of the year amounted to €31.1 million, primarily relating to separation costs, which were largely incurred in the first quarter. 9M 2020 had a positive contribution from non-recurring items mainly resulting from a favorable €102.9 million litigation settlement, partially offset by direct COVID-19 related expenses of €39 million.

Depreciation and amortization expense was €82.0 million, of which €58.9 million is related to IFRS16.

9M 2021 Results Release Paris, Thursday, 21 October 2021
Adjusted net cash at September 30, 2021 was €2.9 billion. This compares to Adjusted net cash at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €2.2 billion.

Total invested equity at September 30, 2021 was €1.4 billion in Adjusted IFRS. This compares to total invested equity at December 31, 2020 of €1.2 billion, after giving effect to the provisions of the Separation and Distribution Agreement, as detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” press release released on February 26, 2021.

Adjusted Operating cash flow for the first nine months of the year reached of €805.6 million, benefiting from a strong operational performance and working capital inflows associated with new project advances and milestone payments.

With limited capital expenditure, net, of 27.7 million, free cash flow generation was €777.9 million in the first nine months of 2021.

Liquidity and credit rating information
Total liquidity of €4.3 billion at September 30, 2021 comprised of €3.6 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €80 million of outstanding commercial paper.

Technip Energies retains its ‘BBB/A-2’ investment grade rating, as confirmed by S&P Global following the Spin-off from TechnipFMC.

Shareholder update
On July 29, 2021, TechnipFMC announced the sale of 16 million Technip Energies shares representing ~9% of Technip Energies’ issued and outstanding share capital through an accelerated book build offering. Following completion of the placement, TechnipFMC retained a stake of ~22% of the issued and outstanding share capital of Technip Energies.

Subsequently, on September 3, 2021, HAL Investments entered into an agreement with TechnipFMC plc to acquire a 9.9% stake (net of treasury shares) in Technip Energies. HAL Investments first acquired a 4.9% stake in Technip Energies from TechnipFMC while the transfer to HAL Investments of the remaining 5.0% stake is expected in October 2021. Upon completion of the sale for this second tranche, TechnipFMC will retain a stake of approximately 12.3% in Technip Energies’ share capital.

Disclaimers
This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

9M 2021 Results Release Paris, Thursday, 21 October 2021
Forward-looking statements
This Press Release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

APPENDIX
Basis of preparation

Consolidated financial statements for the period from January,1 to September 30, 2021 include comparative information (for the year 2020) extracted from Technip Energies’ Combined financial statements.

Information for these periods constitute the Technip Energies Group’s Consolidated financial statements at September 30, 2021.

Note, the third quarter financials may not exactly correspond to the sum of the quarterly financial information provided for first, second and third quarters as the third quarter is based on a year-to-date conversion from functional currencies to reporting currency.

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 1.0: ADJUSTED STATEMENTS OF INCOME - NINE MONTHS

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	9M 21	9M 20	9M 21	9M 20	9M 21	9M 20	9M 21	9M 20
Adjusted Revenue	3,995.5	3,605.1	914.4	809.4	—	—	4,909.9	4,414.5
Adjusted recurring EBIT	254.7	233.6	78.8	61.1	(26.0)	(48.2)	307.5	246.4
Non-recurring items (transaction & one-off costs)	(1.9)	37.6	(1.4)	(15.1)	(27.7)	(16.1)	(31.1)	6.5
EBIT	252.8	271.3	77.3	46.0	(53.7)	(64.3)	276.5	253.0
Financial income							9.8	12.6
Financial expense							(28.4)	(32.0)
Profit (loss) before income taxes							257.9	233.6
Provision (benefit) for income taxes							(87.8)	(78.8)
Net profit (loss)							170.1	154.8
Net (profit) loss attributable to non-controlling interests							(10.4)	(8.5)
Net profit (loss) attributable to Technip Energies Group							159.7	146.3

APPENDIX 1.1: ADJUSTED STATEMENTS OF INCOME - THIRD QUARTER

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	Q3 21	Q3 20	Q3 21	Q3 20	Q3 21	Q3 20	Q3 21	Q3 20
Adjusted Revenue	1,372.8	1,152.7	293.9	250.7	—	—	1,666.7	1,403.4
Adjusted recurring EBIT	87.3	51.6	24.0	17.3	(8.4)	13.5	103.0	82.4
Non-recurring items (transaction & one-off costs)	0.2	(35.3)	(0.7)	(6.2)	0.1	13.2	(0.5)	(28.2)
EBIT	87.5	16.3	23.3	11.1	(8.3)	26.7	102.5	54.2
Financial income							(2.7)	3.1
Financial expense							(3.8)	(21.7)
Profit (loss) before income taxes							96.0	35.6
Provision (benefit) for income taxes							(33.2)	(13.4)
Net profit (loss)							62.8	22.2
Net (profit) loss attributable to non-controlling interests							(3.5)	(3.8)
Net profit (loss) attributable to Technip Energies Group							59.3	18.4

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - NINE MONTHS 2021

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Revenue	4,750.0	159.9	4,909.9
Costs and expenses:
Cost of Revenue	(4,074.5)	(282.6)	(4,357.1)
Selling, general and administrative expense	(223.8)	—	(223.8)
Research and development expense	(25.4)	—	(25.4)
Impairment, restructuring and other expense	(31.1)	—	(31.1)
Total costs and expenses	(4,354.7)	(282.6)	(4,637.4)
Other income (expense), net	10.6	(4.7)	5.9
Income from equity affiliates	19.8	(21.8)	(2.0)
Profit (loss) before financial expense, net and income taxes	425.6	(149.1)	276.5
Financial income	9.7	0.1	9.8
Financial expense	(165.0)	136.6	(28.4)
Profit (loss) before income taxes	270.4	(12.5)	257.9
Provision (benefit) for income taxes	(92.0)	4.2	(87.8)
Net profit (loss)	178.3	(8.2)	170.1
Net (profit) loss attributable to non-controlling interests	(10.4)	—	(10.4)
Net profit (loss) attributable to Technip Energies Group	167.9	(8.2)	159.7

APPENDIX 1.3: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - NINE MONTHS 2020

(In € millions)	9M 20 IFRS	Adjustments	9M 20 Adjusted
Revenue	4,219.4	195.1	4,414.5
Costs and expenses:
Cost of Revenue	(3,443.6)	(316.5)	(3,760.1)
Selling, general and administrative expense	(281.3)	(8.4)	(289.7)
Research and development expense	(32.9)	—	(32.9)
Impairment, restructuring and other expense	(78.2)	—	(78.2)
Total costs and expenses	(3,836.0)	(324.9)	(4,160.9)
Other income (expense), net	1.2	(1.2)	—
Income from equity affiliates	5.3	(5.9)	(0.6)
Profit (loss) before financial expense, net and income taxes	389.9	(136.9)	253.0
Financial income	16.9	(4.3)	12.6
Financial expense	(164.1)	132.1	(32.0)
Profit (loss) before income taxes	242.7	(9.1)	233.6
Provision (benefit) for income taxes	(84.4)	5.6	(78.8)
Net profit (loss)	158.3	(3.5)	154.8
Net (profit) loss attributable to non-controlling interests	(8.5)	—	(8.5)
Net profit (loss) attributable to Technip Energies Group	149.8	(3.5)	146.3

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 1.4: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - THIRD QUARTER 2021

(In € millions)	Q3 21 IFRS	Adjustments	Q3 21 Adjusted
Revenue	1,631.9	34.8	1,666.7
Costs and expenses:
Cost of Revenue	(1,409.0)	(75.7)	(1,484.7)
Selling, general and administrative expense	(74.6)	—	(74.6)
Research and development expense	(7.9)	—	(7.9)
Impairment, restructuring and other expense	(0.5)	—	(0.5)
Total costs and expenses	(1,492.1)	(75.7)	(1,567.7)
Other income (expense), net	6.1	(2.1)	4.0
Income from equity affiliates	15.9	(16.3)	(0.4)
Profit (loss) before financial expense, net and income taxes	161.8	(59.3)	102.5
Financial income	(2.9)	0.2	(2.7)
Financial expense	(68.6)	64.8	(3.8)
Profit (loss) before income taxes	90.3	5.7	96.0
Provision (benefit) for income taxes	(31.3)	(1.9)	(33.2)
Net profit (loss)	58.9	3.9	62.8
Net (profit) loss attributable to non-controlling interests	(3.5)	—	(3.5)
Net profit (loss) attributable to Technip Energies Group	55.5	3.8	59.3

APPENDIX 1.5: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - THIRD QUARTER 2020

(In € millions)	Q3 20 IFRS	Adjustments	Q3 20 Adjusted
Revenue	1,390.0	13.4	1,403.4
Costs and expenses:
Cost of Revenue	(1,152.8)	(93.4)	(1,246.2)
Selling, general and administrative expense	(76.3)	—	(76.3)
Research and development expense	(12.5)	—	(12.5)
Impairment, restructuring and other expense	(42.4)	—	(42.4)
Total costs and expenses	(1,284.0)	(93.4)	(1,377.4)
Other income (expense), net	25.0	4.0	29.0
Income from equity affiliates	0.3	(1.1)	(0.8)
Profit (loss) before financial expense, net and income taxes	131.3	(77.1)	54.2
Financial income	3.4	(0.3)	3.1
Financial expense	(75.5)	53.8	(21.7)
Profit (loss) before income taxes	59.2	(23.6)	35.6
Provision (benefit) for income taxes	(15.8)	2.4	(13.4)
Net profit (loss)	43.4	(21.2)	22.2
Net (profit) loss attributable to non-controlling interests	(3.8)	—	(3.8)
Net profit (loss) attributable to Technip Energies Group	39.6	(21.2)	18.4

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 2.0: ADJUSTED STATEMENTS OF FINANCIAL POSITION

(In € millions)	9M 21	FY 20
Investments in equity affiliates	28.2	37.3
Property, plant and equipment, net	115.8	96.1
Right-of-use asset	265.0	182.6
Goodwill	2,062.9	2,047.8
Other non-current assets	285.5	279.2
Total non-current assets	2,757.4	2,643.0
Cash and cash equivalents[1]	3,598.4	3,064.4
Trade receivables, net	1,133.7	1,069.3
Contract assets	305.7	285.8
Other current assets	642.0	743.0
Total current assets	5,679.8	5,162.5
Total assets	8,437.2	7,805.5
Total invested equity	1,419.6	1,800.5
Long-term debt, less current portion	594.4	—
Lease liability - Operating non-current	250.3	201.0
Accrued pension and other post-retirement benefits, less current portion	130.6	124.2
Other non-current liabilities	126.1	82.7
Total non-current liabilities	1,101.4	407.9
Short-term debt	87.0	402.3
Lease liability - Operating current	59.2	41.5
Trade payables	1,733.6	1,501.6
Contract Liabilities	3,355.9	2,941.6
Other current liabilities	680.5	710.0
Total current liabilities	5,916.2	5,597.1
Total liabilities	7,017.6	6,005.0
Total invested equity and liabilities	8,437.2	7,805.5
¹ Cash and cash equivalents at September 30, 2021 was €3.6 billion. This compares to cash and cash equivalents at December 31, 2020, after the impact of the Separation of Distribution Agreement, of €2.9 billion. Total invested equity at September 30, 2021 was €1.4 billion in Adjusted IFRS. This compares to total invested equity at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €1.2 billion. The Separation and Distribution Agreement was detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” released on February 26, 2021.

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Investments in equity affiliates	60.4	(32.2)	28.2
Property, plant and equipment, net	115.6	0.2	115.8
Right-of-use asset	264.0	1.0	265.0
Goodwill	2,062.9	—	2,062.9
Other non-current assets	319.9	(34.4)	285.5
Total non-current assets	2,822.8	(65.4)	2,757.4
Cash and cash equivalents	3,532.7	65.7	3,598.4
Trade receivables, net	1,118.7	15.0	1,133.7
Contract assets	304.8	0.9	305.7
Other current assets	502.2	139.8	642.0
Total current assets	5,458.4	221.4	5,679.8
Total assets	8,281.2	156.0	8,437.2
Total invested equity	1,449.6	(30.0)	1,419.6
Long-term debt, less current portion	594.4	—	594.4
Lease liability - Operating non-current	249.5	0.8	250.3
Accrued pension and other post-retirement benefits, less current portion	130.6	—	130.6
Other non-current liabilities	154.0	(27.9)	126.1
Total non-current liabilities	1,128.5	(27.1)	1,101.4
Short-term debt	87.0	—	87.0
Lease liability - Operating current	58.9	0.4	59.2
Trade payables	1,533.2	200.4	1,733.6
Contract Liabilities	3,224.2	131.7	3,355.9
Other current liabilities	799.7	(119.2)	680.5
Total current liabilities	5,703.1	213.1	5,916.2
Total liabilities	6,831.5	186.1	7,017.6
Total invested equity and liabilities	8,281.2	156.0	8,437.2

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 20 IFRS	Adjustments	FY 20 Adjusted
Investments in equity affiliates	39.8	(2.5)	37.3
Property, plant and equipment, net	95.5	0.6	96.1
Right-of-use asset	184.5	(1.9)	182.6
Goodwill	2,047.8	—	2,047.8
Other non-current assets	322.3	(43.1)	279.2
Total non-current assets	2,689.9	(46.8)	2,643.0
Cash and cash equivalents	3,189.7	(125.3)	3,064.4
Trade receivables, net	1,059.1	10.2	1,069.3
Contract assets	271.8	14.0	285.8
Other current assets	663.4	79.6	743.0
Total current assets	5,184.0	(21.5)	5,162.5
Total assets	7,873.9	(68.4)	7,805.5
Total invested equity	1,825.8	(25.3)	1,800.5
Long-term debt, less current portion	—	—	—
Lease liability - Operating non-current	202.3	(1.3)	201.0
Accrued pension and other post-retirement benefits, less current portion	124.2	—	124.2
Other non-current liabilities	167.5	(84.8)	82.7
Total non-current liabilities	494.0	(86.1)	407.9
Short-term debt	402.4	(0.1)	402.3
Lease liability - Operating current	42.0	(0.5)	41.5
Trade payables	1,259.4	242.2	1,501.6
Contract Liabilities	3,025.4	(83.8)	2,941.6
Other current liabilities	824.9	(114.9)	710.0
Total current liabilities	5,554.1	43.0	5,597.1
Total liabilities	6,048.1	(43.1)	6,005.0
Total invested equity and liabilities	7,873.9	(68.4)	7,805.5

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 3.0: ADJUSTED STATEMENTS OF CASHFLOWS

(In € millions)	9M 21	9M 20
Net (loss) profit	170.1	154.8
Corporate allocation	—	267.3
Change in working capital and Other non-cash items	635.5	520.1
Cash provided (required) by operating activities	805.6	942.2
Capital expenditures	(27.8)	(20.9)
Proceeds from sale of assets	0.1	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	(1.9)	0.4
Cash required by investing activities	(29.6)	(20.1)
Net increase (repayment) in long-term, short-term debt and commercial paper	274.2	(228.6)
Settlements of mandatorily redeemable financial liability	—	—
Net (distributions to)/ contributions from TechnipFMC	(532.9)	(874.2)
Other including dividends paid and lease liabilities repayment	(32.4)	(48.2)
Cash provided (required) by financing activities	(291.1)	(1,151.0)
Effect of changes in foreign exchange rates on cash and cash equivalents	49.0	108.9
(Decrease) Increase in cash and cash equivalents	534.0	(120.0)
Cash and cash equivalents, beginning of period	3,064.4	3,053.0
Cash and cash equivalents, end of period	3,598.4	2,933.0

APPENDIX 3.1: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Net (loss) profit	178.3	(8.2)	170.1
Corporate allocation	—		—
Change in working capital and Other non-cash items	627.5	8.0	635.5
Cash provided (required) by operating activities	805.8	(0.2)	805.6
Capital expenditures	(27.6)	(0.1)	(27.8)
Proceeds from sale of assets	0.1		0.1
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	(3.6)	1.7	(1.9)
Cash required by investing activities	(31.2)	1.6	(29.6)
Net increase (repayment) in long-term, short-term debt and commercial paper	274.2		274.2
Settlements of mandatorily redeemable financial liability	(202.6)	202.6	—
Net (distributions to)/ contributions from TechnipFMC	(532.9)		(532.9)
Other including dividends paid and lease liabilities repayment	(32.3)	(0.1)	(32.4)
Cash provided (required) by financing activities	(493.6)	202.5	(291.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	61.9	(12.9)	49.0
(Decrease) Increase in cash and cash equivalents	343.0	191.0	534.0
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,532.7	65.7	3,598.4

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 3.2: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 20 IFRS	Adjustments	9M 20 Adjusted
Net (loss) profit	158.3	(3.5)	154.8
Corporate allocation	267.3		267.3
Change in working capital and Other non-cash items	329.5	190.6	520.1
Cash provided (required) by operating activities	755.1	187.1	942.2
Capital expenditures	(20.9)	—	(20.9)
Proceeds from sale of assets	0.4	—	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	0.8	(0.4)	0.4
Cash required by investing activities	(19.7)	(0.4)	(20.1)
Net increase (repayment) in long-term, short-term debt and commercial paper	(228.6)	—	(228.6)
Settlements of mandatorily redeemable financial liability	(120.5)	120.5	—
Net (distributions to)/ contributions from TechnipFMC	(874.2)	—	(874.2)
Other including dividends paid and lease liabilities repayment	(48.2)	—	(48.2)
Cash provided (required) by financing activities	(1,271.5)	120.5	(1,151.0)
Effect of changes in foreign exchange rates on cash and cash equivalents	90.5	18.4	108.9
(Decrease) Increase in cash and cash equivalents	(445.6)	325.6	(120.0)
Cash and cash equivalents, beginning of period	3,563.6	(510.6)	3,053.0
Cash and cash equivalents, end of period	3,118.0	(185.0)	2,933.0

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - NINE MONTHS

(In € millions)	9M 21	% of revenues	9M 20	% of revenues
Adjusted Revenue	4,909.9		4,414.5
Cost of Revenue	(4,357.1)	88.7%	(3,760.1)	85.2%
Adjusted Gross Profit	552.8	11.3%	654.4	14.8%
Adjusted recurring EBITDA	389.5	7.9%	320.5	7.3%
Amortization, Depreciation and Impairment	(82.0)		(74.1)
Adjusted recurring EBIT	307.5	6.3%	246.4	5.6%
Non recurring Items	(31.1)		6.5
Adjusted profit before financial expense, net and income taxes	276.5	5.6%	253.0	5.7%
Financial Income and expenses	(18.5)		(19.4)
Adjusted Profit Before Tax	257.9	5.3%	233.6	5.3%
Income taxes	(87.8)		(78.8)
Adjusted Net Profit (loss)	170.1	3.5%	154.8	3.5%

APPENDIX 4.1: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - THIRD QUARTER

(In € millions)	Q3 21	% of revenues	Q3 20	% of revenues
Adjusted Revenue	1,666.7		1,403.4
Cost of Revenue	(1,484.7)	89.1%	(1,246.2)	88.8%
Adjusted Gross Profit	182.0	10.9%	157.2	11.2%
Adjusted recurring EBITDA	129.0	7.7%	104.5	7.4%
Amortization, Depreciation and Impairment	(25.9)		(22.2)
Adjusted recurring EBIT	103.0	6.2%	82.4	5.9%
Non recurring Items	(0.5)		(28.2)
Adjusted profit before financial expense, net and income taxes	102.5	6.2%	54.2	3.9%
Financial Income and expenses	(6.5)		(18.6)
Adjusted Profit Before Tax	96.0	5.8%	35.6	2.5%
Income taxes	(33.2)		(13.4)
Adjusted Net Profit (loss)	62.8	3.8%	22.2	1.6%

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - NINE MONTHS

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	9M 21	9M 20	9M 21	9M 20	9M 21	9M 20	9M 21	9M 20
Revenue	3,995.5	3,605.1	914.4	809.4	—	—	4,909.9	4,414.5
Profit (loss) before financial expenses, net and income taxes							276.5	253.0
Non-recurring items:
Separation costs allocated							27.7	12.2
Restructuring expenses							3.3	33.5
COVID-19 costs							—	39.1
Other non-recurring (income) / expenses							—	(91.3)
Adjusted recurring EBIT	254.7	233.6	78.8	61.1	(26.0)	(48.2)	307.5	246.4
Adjusted recurring EBIT margin %	6.4%	6.5%	8.6%	7.5%	—%	—%	6.3%	5.6%
Adjusted Amortization and Depreciation							82.0	74.1
Adjusted recurring EBITDA							389.5	320.5
Adjusted recurring EBITDA margin %							7.9%	7.3%

APPENDIX 5.1: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - THIRD QUARTER

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	Q3 21	Q3 20	Q3 21	Q3 20	Q3 21	Q3 20	Q3 21	Q3 20
Revenue	1,372.8	1,152.7	293.9	250.7	—	—	1,666.7	1,403.4
Profit (loss) before financial expenses, net and income taxes							102.5	54.2
Non-recurring items:
Separation costs allocated							(0.1)	—
Restructuring expenses							0.5	21.9
COVID-19 costs							—	13.0
Other non-recurring (income) / expenses							—	(6.7)
Adjusted recurring EBIT	87.3	51.6	24.0	17.3	(8.4)	13.5	103.0	82.4
Adjusted recurring EBIT margin %	6.4%	4.5%	8.2%	6.9%	—%	—%	6.2%	5.9%
Adjusted Amortization and Depreciation							25.9	22.2
Adjusted recurring EBITDA							129.0	104.5
Adjusted recurring EBITDA margin %							7.7%	7.4%

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Projects Delivery	14,539.6	802.4	15,342.0
Technology, Products & Services	1,122.2	—	1,122.2
Total	15,661.8		16,464.2

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	9M 21 IFRS	Adjustments	9M 21 Adjusted
Projects Delivery	7,828.4	(350.1)	7,478.3
Technology, Products & Services	925.8	—	925.8
Total	8,754.1		8,404.1

APPENDIX 8.0: YAMAL LNG JOINT VENTURE

(In € millions)	9M 21	FY 20
Contract liabilities - proportionate share	203.3	345.0

(In € millions)	9M 21	9M 20
Cash provided (required) by operating activities - proportionate share	(19.0)	(29.9)

9M 2021 Results Release Paris, Thursday, 21 October 2021
APPENDIX 9.0: Definition of Alternative Performance Measures (APMs)

Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs. [APMs should not be considered an alternative to, or more meaningful than, the equivalent measures as determined in accordance with IFRS or as an indicator of the Company's operating performance or liquidity].
Each of the APMs is defined below:

•
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company's proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%,the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%, the revenue from Nova Energies is included at 50%. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company's core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

•
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net, and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (applying to the method described above under Adjusted Revenue) and restated for the following items that are considered as non-recurring: (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) significant litigation costs that have arisen outside of the course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company's operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company.

•
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from the TechnipFMC Group), as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company's capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company's financial condition and recognizing underlying trends in its capital structure.

9M 2021 Results Release Paris, Thursday, 21 October 2021
•
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company's proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company's core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order intake attributable to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company's forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.